NB 4/1

3/28/13

SEC Mail Processing Section
MAR 28 2013
Washington DC
400

SECU[...] 13025012 [...]SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1 2012 AND ENDING JANUARY 31 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER SECURITIES OF AMERICA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4411 SUWANEE DAM RD UNIT 710
(No. and Street)

SUWANEE GA 30024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN AVERETT + GH+I
(Name – *if individual, state last, first, middle name*)

SIX CONCOURSE PARKWAY SUITE 600 ATLANTA, GA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 5/1/14

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of JANUARY 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature]
Signature

CEO
Title

[Signature]
Notary Public

KELLY L MARTIN
MY COMMISSION EXPIRES
NOTARY PUBLIC
OCTOBER 20, 2014
GWINNETT COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

January 31, 2013

with
Independent Auditors' Report

WARREN AVERETT + GH&I

CPAs & CONSULTANTS

PREMIER SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

January 31, 2013

with
Independent Auditors' Report

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

PREMIER SECURITIES OF AMERICA, INC.

TABLE OF CONTENTS

January 31, 2013

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Premier Securities of America, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Premier Securities of America, Inc. as of January 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

WARRENAVERETT.COM

WARREN + GH&I
AVERETT

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Securities of America, Inc. as of January 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Warren Averett, LLC

WARREN AVERETT, LLC

March 25, 2013
Atlanta, Georgia

PREMIER SECURITIES OF AMERICA, INC.

BALANCE SHEET

January 31, 2013

ASSETS

Current Assets		
Cash	$	100,779
Prepaid expense		916
Deferred income tax asset		3,143
Refundable income taxes		569
Other current assets		664
TOTAL CURRENT ASSETS		106,071
Property and Equipment		
Furniture and office equipment		51,725
Accumulated depreciation		(51,725)
TOTAL PROPERTY AND EQUIPMENT		-
TOTAL ASSETS	$	106,071

STOCKHOLDER'S EQUITY

Common stock, par value $.01 per share, 25,000 shares authorized, 10,000 shares issued and outstanding	$	100
Additional paid-in capital		145,625
Accumulated deficit		(39,654)
TOTAL STOCKHOLDER'S EQUITY	$	106,071

See accompanying notes.

PREMIER SECURITIES OF AMERICA, INC.

STATEMENT OF OPERATIONS

For the Year Ended January 31, 2013

Revenues		
Fees	$	32,326
Interest income, net		70
TOTAL REVENUES		32,396
Commission Expense		16,407
Operating Expenses		
Professional fees		8,024
Licenses and permits		4,203
Bad debt expense		774
Insurance		587
Bank service charges		49
TOTAL OPERATING EXPENSES		13,637
Income Before Income Taxes		2,352
Income Tax Provision		(425)
NET INCOME	$	1,927

See accompanying notes.

PREMIER SECURITIES OF AMERICA, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended January 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at beginning of year	$ 100	$ 145,625	$ (41,581)	$ 104,144
Net income	-	-	1,927	1,927
Balance at end of year	$ 100	$ 145,625	$ (39,654)	$ 106,071

See accompanying notes.

PREMIER SECURITIES OF AMERICA, INC.

STATEMENT OF CASH FLOWS

For the Year Ended January 31, 2013

Cash Flows from Operating Activities		
Net income	$	1,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax provision		425
Refundable income taxes		(569)
Prepaid expenses		(620)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,163
NET INCREASE IN CASH		1,163
Cash at Beginning of Year		99,616
Cash at End of Year	$	100,779
Supplemental Cash Flow Disclosures		
Income taxes paid	$	569

See accompanying notes.

PREMIER SECURITIES OF AMERICA, INC.

NOTES TO FINANCIAL STATEMENTS

January 31, 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Premier Securities of America, Inc. (the Company) is a Georgia Corporation and wholly owned subsidiary of The Consortium Group, LLC, formed in February 2003. The Company is involved in the sale of variable life insurance policies, annuities and mutual funds through a network of registered agents. The Company is registered with the Secretary of State of Georgia, Department of Securities, pursuant to the Investment Advisors Act of 1940.

Basis of Accounting: The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents: The Company considers all highly liquid financial instruments having a remaining maturity of three months or less when purchased to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated useful lives of five years.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: The Company accounts for income taxes in accordance with GAAP. This prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

The Company accounts for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company utilizes a two-step approach for evaluating tax positions. Recognition occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement is only addressed if recognition has been satisfied. Under measurement, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon final settlement. The term "more likely than not" is interpreted to mean that the likelihood of occurrence is greater than 50%.

In the normal course of business, the Company is subject to examination by the federal and state taxing authorities. Open periods for all returns are 2009 to 2012. The Company is not currently under examination by any federal or state authority.

Subsequent Events: Management has evaluated subsequent events through the date of this report which is the date the financial statements were available to be issued.

NOTE 2—INCOME TAXES

Deferred income taxes are provided for differences in timing of income and expense for financial reporting and income tax purposes. The Company's deferred income tax asset of $3,143 at January 31, 2013 relates to net operating loss carryforwards. Management does not believe that a valuation allowance is necessary.

Significant components of the provision (credit) for income taxes are as follows for the year ended January 31, 2013:

	Current	Deferred	Total
Federal	$ 0	$ 295	$ 295
State	0	130	130
	$ 0	$ 425	$ 425

NOTE 2—INCOME TAXES—Continued

The Company has operating loss carryforwards for income tax purposes of approximately $16,100 that are available to offset future taxable income. The carryforward will begin to expire if unused beginning in 2026.

NOTE 3—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of the Company's net capital and that the Company shall, at all times, have and maintain net capital of not less than $5,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; there was no aggregate indebtedness at January 31, 2013 and the net capital totaled $100,779.

SUPPLEMENTAL INFORMATION

PREMIER SECURITIES OF AMERICA, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

January 31, 2013

Computation of Net Capital		
Total stockholder's equity	$	106,071
Deduct non-allowable assets		
Prepaid expenses		(916)
Deferred income tax asset		(3,143)
Other current assets		(1,233)
Net capital	$	100,779
Computation of Aggregate Indebtedness		
Liabilities	$	0
Total aggregate indebtedness	$	0
Computation of Minimum Net Capital Requirement		
Net capital	$	100,779
Minimum net capital to be maintained (greater of $5,000 or $6^2/_3$% of total aggregate indebtedness of $0)		5,000
Net capital in excess of requirement	$	95,779
Percentage of aggregate indebtedness to net capital		0%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

PREMIER SECURITIES OF AMERICA, INC.

Schedule II

OTHER INFORMATION

January 31, 2013

The following statements and computations are not applicable at January 31, 2013, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption b) and c) above under subparagraph (k)(1) of Rule 15c3-3.

WARREN AVERETT + GH&I
CPAS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Premier Securities of America, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Premier Securities of America, Inc. (the "Company") as of and for the year ended January 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(1)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

770.396.1100 MAIN
770.393.0319 FAX
Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351
WARRENAVERETT.COM

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

WARREN AVERETT, LLC

March 25, 2013
Atlanta, Georgia